PUBLIC DOCUMENT

13013284

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 01 2013
Washington DC
405

SEC FILE NUMBER
8- 65165

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: American Capital Partners, LLC and Subsidiary

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

205 Oser Avenue
(No. and Street)

Hauppauge	NY	11788-3710
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Anthony Simone (631) 851-0918
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Raich Ende Malter & Co. LLP
(Name – *if individual, state last, first, middle name*)

1375 Broadway, 15th Floor	New York	NY	10018
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Anthony Simone, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of American Capital Partners, LLC and Subsidiary, as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DEIRDRE GALLAGHER
NOTARY PUBLIC, STATE OF NEW YORK
QUALIFIED IN SUFFOLK COUNTY
NO. 01GA6048742
MY COMMISSION EXPIRES 10/02/2014

Signature

CFO
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AMERICAN CAPITAL PARTNERS, LLC AND SUBSIDIARY
(A LIMITED LIABILITY COMPANY)
Consolidated Statement of Financial Condition
December 31, 2012
(Filed Pursuant to Rule 17a-5(e)(3) Under the Securities Exchange Act of 1934) as a PUBLIC DOCUMENT

American Capital Partners, L.L.C.

MEMBER FINRA, SIPC, MSRB

AMERICAN CAPITAL PARTNERS, LLC
AND SUBSIDIARY

Table of Contents
December 31, 2012

RAICH ENDE MALTER & CO. LLP
CERTIFIED PUBLIC ACCOUNTANTS

1375 Broadway, 15th Floor
New York, New York 10018
212.944.4433
212.944.5404 (fax)
cpa@rem-co.com

90 Merrick Avenue, Suite 802
East Meadow, New York 11554
516.228.9000
516.228.9122 (fax)

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
American Capital Partners, LLC

Report on the Financial Statement

We have audited the accompanying consolidated statement of financial condition of American Capital Partners, LLC and Subsidiary (the "Company") as of December 31, 2012, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of the consolidated financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the consolidated financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the consolidated financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statement referred to above present fairly, in all material respects, the financial position of American Capital Partners, LLC and Subsidiary as of December 31, 2012, in accordance with accounting principles generally accepted in the United States of America.

Raich Ende Malter & Co. LLP

RAICH ENDE MALTER & CO. LLP
New York, New York
February 27, 2013

AMERICAN CAPITAL PARTNERS, LLC AND SUBSIDIARY

Consolidated Statement of Financial Condition
December 31, 2012

ASSETS	
Cash and cash equivalents	$ 1,090,696
Receivable from clearing broker - net	558,792
Deposit with clearing organization	100,000
Securities owned - at fair value	63,124
Other assets	2,057,452
	$ 3,870,064
LIABILITIES AND MEMBER'S EQUITY	
Liabilities	
Compensation and benefits payable	$ 1,754,201
Accounts payable, accrued expenses, and other liabilities	853,714
	2,607,915
Member's Equity	1,262,149
	$ 3,870,064

See notes to consolidated financial statements.

1 - ORGANIZATION AND NATURE OF BUSINESS

American Capital Partners, LLC ("ACP") was organized in New York as a limited liability company. ACP is wholly owned by Century Management, LLC ("Parent"), which is wholly owned by ACP Capital Holdings Corp ("ACPHC"). ACP is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

ACP was formed to engage in broker-dealer activities involving a general securities business on an agency and riskless principal basis throughout the United States of America and globally. ACP receives commissions for the purchase and sales of securities from its clearing broker. ACP also conducts proprietary trading activities for its own account through the clearing broker.

ACP is the sole member of ACP Investments, LLC ("ACPI"), a limited liability company, formed pursuant to New York Limited Liability Company Law. ACPI is registered to offer insurance products.

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. ***Cash and Cash Equivalents*** - The Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

b. ***Securities Transactions*** - Securities transactions and the related revenue and expenses are recorded on the trade date, as if they had settled. Securities are recorded at fair value in accordance with Financial Accounting Standards Board Accounting Standards Codification ("FASB ASC") 820, Fair Value Measurements and Disclosures.

c. ***Revenue Recognition*** - Commissions on trades executed on behalf of customers related to securities traded on exchanges registered with the SEC or whose prices are reported by the NASDAQ are recorded on a trade date basis. Commissions earned from other trading activities are recorded when transactions close between buyers and sellers.

d. ***Principles of Consolidation*** - The accompanying consolidated financial statement includes the accounts of ACP and ACPI its wholly owned subsidiary (collectively, the "Company"). All material intercompany balances and transactions have been eliminated in consolidation.

e. ***Employee Loans and Advances*** - The allowance on employee loans and advances is based on management's evaluation of the collectability of the individual outstanding balances.

f. ***Investment Banking*** - Investment banking revenues are reported net of related expenses arising from the securities offered in which the Company acts as a placement agent, and are recorded at the time the transaction is completed, the income is reasonably determinable, and collection is probable.

Continued

g. ***Income Taxes*** - The Company is a single member limited liability company that is treated as a disregarded entity for federal and New York State income tax purposes. As such, ACPHC is required to report the Company's income or loss on its consolidated income tax returns. ACPHC has not provided for a tax sharing or benefit policy for allocating taxes. Accordingly, no provision for income taxes is included in the accompanying consolidated financial statement. ACPHC files federal and New York State tax returns. The earliest tax year that is subject to examination by these taxing authorities is 2009.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, *Income Taxes*. Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances, and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available or when an event occurs that requires a change.

The Company did not have any material unrecognized tax benefits as of December 31, 2012 and does not expect this to change significantly over the next twelve months. The Company will recognize interest and penalties accrued on any unrecognized tax benefits as a component of other expense. As of December 31, 2012, the Company has no accrued interest or penalties related to uncertain tax positions.

h. ***Use of Estimates*** - The preparation of consolidated financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions. The estimates and assumptions affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3 - RECEIVABLE FROM AND PAYABLE TO CLEARING BROKER

The clearing and depository operations for the Company's and customers' securities transactions are provided by the Clearing Broker pursuant to a clearance agreement. At December 31, 2012, the amount due from the Clearing Broker represents cash deposits maintained at the Clearing Broker and commission revenue and margin interest earned as an introducing broker for transactions of its customers, net of clearing expenses. The amount payable to the Clearing Broker at December 31, 2012 represents margin costs and fees.

Receivable from and payable to the Clearing Broker at December 31, 2012, consist of the following:

	Receivable (Payable)
Cash held in accounts at clearing broker	$ 156,762
Fees and commissions receivable	548,507
Payable to clearing broker	(146,477)
Receivable from clearing broker - net	$ 558,792

Pursuant to the Clearing Agreement, the Company may offset receivable and payable balances in the accounts held at the Clearing Broker.

4 - FAIR VALUE MEASUREMENTS

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The following is a brief description of those three levels:

> ***Level 1*** - Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
>
> ***Level 2*** - Inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.
>
> ***Level 3*** - Unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data).

The following table shows assets and liabilities measured at fair value on a recurring basis as of December 31, 2012 and also the level within the fair value hierarchy used to measure each category of assets.

	(Level 1)	*(Level 2)*	*(Level 3)*	*Total*
Securities owned:				
Marketable Equity Securities	$ 63,124	$ -	$ -	$ 63,124
	$ 63,124	$ -	$ -	$ 63,124

Marketable equity securities are valued at the closing price reported in the active market in which the individual securities are traded.

5 - OTHER ASSETS

Other assets consist of the following at December 31, 2012:

Employee loans and advances	$ 53,735
Prepaid expenses	239,909
Concessions receivable	1,763,808
	$ 2,057,452

Employee advances are made on a short-term basis and do not bear interest. Funds loaned to certain employees are both short term and long term in nature, and are charged interest at 4.4% per annum.

Continued

6 - CONTINGENCIES

The Company is subject to claims which arise in the ordinary course of business which are the result of lawsuits, arbitrations, and regulatory inquiries. The Company has affirmative defenses and is vigorously defending such claims, and in certain matters has counter-claims against the plaintiff. The ultimate outcome of the foregoing claims cannot be predicted with certainty, in the opinion of management. The Company has recorded an estimated reserve of $285,000 inclusive of legal and settlement costs, if any, related to these claims based on information provided by outside legal counsel in accrued expenses. The Company entered into an exclusive clearing agreement with its Clearing Broker expiring on March 1, 2019. In the event the agreement is terminated prior to the expiration date, the Company would be obligated to pay a termination fee of $3,000,000. This amount is reduced by $500,000 annually commencing March 1, 2014 through the date of expiration.

7 - RELATED PARTY TRANSACTIONS

The Company has entered into an expense sharing agreement with its Parent. An amount of $235,904 was due to the Parent at December 31, 2012 and is included in accrued expenses.

8 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission ("SEC") Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2012, the Company had net capital, as defined, of $397,665 which was $223,810 in excess of its required net capital of $173,855. The Company's net capital ratio was 6.56 to 1.

9 - LINE OF CREDIT NOTE - BANK

At December 31, 2012, ACP had a $50,000 line of credit facility with a financial institution. The balance outstanding under this credit facility was $20,333 at December 31, 2012. Advances under this note bear interest at either the prime rate, LIBOR plus 2.25%, or a negotiated rate, at the Company's option. The borrower may elect to convert interest rates. Advances at December 31, 2012 bear interest at 3.25%.

Continued

10 - Off-Balance-Sheet Risk and Concentration of Credit Risk

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including subcustodians and third-party brokers, improperly executed transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the consolidated financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the consolidated financial statements for these indemnifications.

The Company transacts its business with customers located throughout the United States of America and globally.

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash and trade accounts receivable. The Company places its cash with high credit quality institutions. At times, balances may be in excess of the Federal Deposit Insurance Corporation ("FDIC") insurance limit. Cash in banks are insured by the FDIC up to $250,000 per institution on interest bearing accounts, and are fully insured on noninterest bearing accounts through December 31, 2012. Beginning January 1, 2013, all accounts at an insured depository institution, including all noninterest bearing transaction accounts, will be insured by the FDIC up to the standard maximum deposit insurance of $250,000 per institution. The Company routinely assesses the financial strength of its customers and, as a consequence, believes that its trade account receivable credit risk exposure is limited. As of December 31, 2012, the Company's cash balances on deposit exceeded FDIC insurance limits by $697,093.

11 - 401k Plan

The Parent sponsors a 401(k) Plan which covers substantially all employees of the Parent and the Company who meet the eligibility requirements as defined in the plan document. The participants may contribute a portion of their eligible compensation up to the maximum dollar amount allowed by law. The Parent may make matching contributions for any plan year on behalf of each participant. The Parent will determine the amount of each matching contribution to be made for any plan year. In addition, the Parent may make discretionary contributions in an amount determined at its own discretion.